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                                                                   EXHIBIT 99.4

                                                       June 13, 2003

Via Fax

William L. Bennett, Chairman
Special Committee of the Board of Directors
149 Common Street
Dedham, MA 02026

                  Re:    Withdrawal of Proposal
                         ----------------------

Dear Bill:

This is in reference to my letter dated April 15, 2003 expressing, on behalf of the management and the investor group identified in that letter, our interest in pursuing an all-cash acquisition of Sylvan Inc. at a price yielding $11 per share to the company's shareholders.

The purpose of this letter is to give formal notice to the Board of Directors (through the Special Committee) that the management and investor group hereby withdraws its proposal. Matters of both timing and price have prompted this action, as I will explain below.

Timing/Deadline. Our April 15, 2003 letter requested a prompt response to our proposal from the Special Committee, and at our meeting at LaGuardia Airport on May 8, 2003 we conveyed to you that May 19, 2003 was the deadline date for response. Out of deference to the Special Committee, we agreed to allow additional time for the Committee to do its work before responding to the proposal.

On June 4, 2003, we informed the Committee that June 13, 2003 would be the deadline date for response. In that regard, we conveyed the position of our investors that, after waiting more than six weeks for the Committee to respond, they wanted to know on or before the 13th of June whether or not the Committee would approve our proposed price of $11 as fair to the shareholders.

On June 6, we reiterated and amplified our investors' position by stating (i) that they would be satisfied with a non-binding "handshake" understanding on price and (ii) that the group would stand by our previously stated willingness to allow the Committee a "fiduciary out" in case a higher offer was forthcoming.

The Committee has rejected this approach and decided against negotiating with us to meet the June 13, 2003 deadline. While we fully respect the Committee's right and authority to pursue a process it deems appropriate, our investors are unwilling to extend that deadline.


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William L. Bennett
June 13, 2003
Page Two

Price. Over the past several weeks, at various times and in various ways, we have communicated to the Committee and its representatives that, from the perspective of our investors, the $11 price proposal was a "stretch". The deliberations and feasibility studies - prior to submission of the April 15, 2003 letter - were based on $9.50 - $10.50 per share. I personally urged the investors to authorize the $11 price proposal. In so doing, I led them to believe (because I believed) that our largest shareholder would react favorably to $11, and that this would facilitate prompt and favorable action by the disinterested Board members - especially in light of the unproductive efforts at "shopping the company" less than one year ago.

That was - in essence - the premise for our group's $11 per share proposal. It has proven to be an incorrect premise. In these circumstances, our investors are no longer willing to pursue the acquisition at that level.

Next Steps. Our management and investor group will file an amendment to its
Schedule 13-D as promptly as practicable.

However, I am personally of the view that the company and its various constituencies would benefit greatly by association with the investors identified in the April 15, 2003 letter, because of their industry expertise, financial strength and character. I therefore intend to encourage their interest with a view to securing another offer that might be seen as beneficial to the company's shareholders.

In the meantime, the Committee will have my full cooperation, and the cooperation of company management, in the continuation of its process.

                                                       Regards,

                                                       /s/ Dennis C. Zensen

                                                       Dennis C. Zensen